

10035716

ES
;E COMMISSION
0549

OMB Approval
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-027780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EWING CAPITAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2722 Unicorn Lane, N.W.
(No. and Street)

Washington, DC 20015
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel D. Ewing, Jr. (202) 364-3996
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel D. Ewing, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Ewing Capital, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

NOTARY PUBLIC
DISTRICT OF COLUMBIA
MY COMMISSION EXPIRES MAY 31,2011



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009 AND 2008

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

Mr. Samuel D. Ewing, Jr., President
Ewing Capital, Inc.:

We have audited the accompanying statement of financial condition of Ewing Capital, Inc. (the Company) as of December 31, 2009 and 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ewing Capital, Inc. at December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 23, 2010

EWING CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 451,198	$ 485,828
Marketable equity securities, at market (cost $114,781 for 2009 and $114,781 for 2008)	104,726	107,617
Accounts receivable	3,911	4,655
Income taxes receivable	2,936	7,299
Non-marketable securities, at cost	9,300	9,300
Furniture and office equipment (net of accumulated depreciation of $33,186 and $33,186)	-	-
TOTAL ASSETS	$ 572,071	$ 614,699
LIABILITIES		
Accounts payable and accrued expenses	$ 52	$ 41,045
Current taxes payable	100	100
Deferred income taxes	-	-
TOTAL LIABILITIES	152	41,145
STOCKHOLDER'S EQUITY		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000	1,000
Additional paid-in capital	638,106	638,106
Retained earnings	(67,187)	(65,552)
TOTAL STOCKHOLDER'S EQUITY	571,919	573,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 572,071	$ 614,699

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Ewing Capital, Inc. (the Company) are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the brokerage industry.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions in checking, savings, and liquid investment accounts. Total cash on deposit at December 31, 2009, and during the years 2009 and 2008 exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Fair Value Measurement

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Accounts Receivable

Accounts receivable represent amounts due from customers for services which include investment management and other financial consulting services, and amounts due from other brokers.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the asset. Accelerated methods are used for tax purposes. Depreciation expense for the year ending December 31, 2009 was $670 and $2,818 for the year ending December 31, 2008.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of trade accounts payable and commission reserves.

NOTE 2 - INCOME TAXES

The Company is subject to Federal Corporate Income tax and District of Columbia Business Franchise tax. Deferred taxes are the result of temporary differences in recognition of income and expenses for financial statement reporting and for income tax purposes. The differences at December 31, 2009 and 2008, were related to recognition differences for depreciation, accounts receivable, accounts payable and loss carryovers. The amounts were computed using a combined federal and state tax rate of 25%. Income tax expense for 2009 and 2008 was comprised as follows:

	2009	2008
Federal income tax expense (benefit) - prior year	$ -	$ 1,200
Federal income tax (benefit) - deferred	1,069	(18,962)
DC business franchise tax expense - current	100	100
DC business franchise tax (benefit) - deferred	2,094	(12,642)
Provision for income tax expense/(benefit)	$ 3,263	$ (30,304)

The net deferred tax consisted of:

	2009	2008
Deferred tax receivable	$ 2,936	$ 7,299
Deferred tax payable	-	-
	$ 2,936	$ 7,299

(Continued)

NOTE 3 - COMMITMENTS

The Company has relocated its office to space owned by a shareholder. Therefore, the Company has no future lease commitment for office space.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2009, was .08 to 1. At December 31, 2009, the Company had net capital of $571,919 which was $471,919 in excess of its required net capital of $100,000.

NOTE 5 - RETIREMENT PLAN

In 1991, the Company implemented a defined contribution profit sharing plan covering all employees who have completed two years of service. Contributions to the Plan are made at the discretion of the Company. The Company has elected to make contributions of $21,409 for the year ended December 31, 2009, and $7,250 for the year ended December 31, 2008.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Ewing Capital, Inc.

In planning and performing our audit of the financial statements of Ewing Capital, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathof & Company, P.C.

February 23, 2010

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, NW, SUITE 375
WASHINGTON, DC 20006

To the Board of Directors of
Ewing Capital, Inc.
Washington, DC

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to Form SIPC-7T of Securities Investor Protection Corporation assessments and payments of Ewing Capital, Inc. for the period ended December 31, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the form referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the form referred to above and does not extend to any financial statements of Ewing Capital, Inc. taken as a whole.

William Batdorf & Company, P.C.

February 23, 2010